EXHIBIT 99.1

May 15, 2017	News Release 17-09

Annual General Meeting Voting Results

Vancouver, British Columbia May 15, 2017; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces the voting results from its Annual General Meeting of Shareholders held on May 12, 2017 (the “Meeting”).

A total of 121,908,040 (67.43%) of Pretivm’s common shares were represented at the meeting.

The eight nominees listed in the management proxy circular were elected as directors of Pretivm. Detailed results of the vote for the election of directors are set out below:

Number of Directors

Setting the number of Directors at eight

Votes for	% For	Votes Against	% Against
121,083,101	99.41%	721,718	0.59%

Election of Directors

Nominee	Votes for	% For	Votes Withheld	% Withheld
Robert A. Quartermain C. Noel Dunn Joseph J. Ovsenek George Paspalas Peter Birkey Shaoyang Shen Nicole Adshead-Bell David Smith	102,668,473 102,695,684 102,737,813 102,693,846 102,702,099 102,688,276 102,695,220 102,647,738	99.71% 99.73% 99.78% 99.73% 99.74% 99.73% 99.73% 99.69%	300,424 273,213 231,084 275,051 266,798 280,621 273,677 321,159	0.29% 0.27% 0.22% 0.27% 0.26% 0.27% 0.27% 0.31%

Voting results at the meeting approving the appointment of auditors and an advisory resolution on executive compensation were as follows:

Appointment of auditors

The appointment of PricewaterhouseCoopers LLP as auditors of the Company and authorising the auditors to set their remuneration.

Votes for	% For	Votes Withheld	% Withheld
121,305,012	99.59%	499,806	0.41%

Say on Pay Advisory Vote

To authorize and approve a non-binding resolution accepting the Company’s approach to executive compensation.

Votes for	% For	Votes Against	% Against
99,674,398	96.80%	3,294,499	3.20%

About Pretivm

Pretivm is commissioning the high-grade underground Brucejack gold mine in northern British Columbia with commercial production targeted for 2017.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Mine, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Mine, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 30, 2017 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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